EXHIBIT 12.1

MGE Energy, Inc.

Ratio of Earnings to Fixed Charges

Twelve Months Ended December 31, 2017

(In thousands)

Earnings
Net income	$97,606
Equity earnings	(9,814)
Income distribution from equity investees	8,803
Federal and state income taxes	22,094
Amortization of capitalized interest	527
Fixed charges	20,326
Total Earnings as Defined	$139,542

Fixed Charges
Interest expense on long-term debt and other	$18,449
Interest on rentals*	590
AFUDC - borrowed funds	412
Amortization of debt issuance costs	875
Total Fixed Charges	$20,326

Ratio of Earnings to Fixed Charges	6.87X

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.